UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Rule 13d-102)

(Amendment No. 1)

NEUROGESX, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

641252101

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641252101	13G/A	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS SVLSF IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,521,315(1)
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER 2,521,315(1)
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,521,315(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.7%
12.	TYPE OF REPORTING PERSON OO

(1)

The number of shares beneficially owned includes 703,784 and 19,981 shares of Common Stock purchasable upon the exercise of certain warrants issued on December 23, 2007 to SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P., respectively.

CUSIP No. 641252101	13G/A	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS SV LIFE SCIENCES FUND IV (GP), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,521,315(1)
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER 2,521,315(1)
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,521,315(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.7%
12.	TYPE OF REPORTING PERSON PN

(1)

The number of shares beneficially owned includes 703,784 and 19,981 shares of Common Stock purchasable upon the exercise of certain warrants issued on December 23, 2007 to SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P., respectively.

CUSIP No. 641252101	13G/A	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS SV LIFE SCIENCES FUND IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,521,315(1)
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER 2,521,315(1)
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,521,315(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.7%
12.	TYPE OF REPORTING PERSON PN

(1)

The number of shares beneficially owned includes 703,784 and 19,981 shares of Common Stock purchasable upon the exercise of certain warrants issued on December 23, 2007 to SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P., respectively.

CUSIP No. 641252101	13G/A	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS SV LIFE SCIENCES FUND IV STRATEGIC PARTNERS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,521,315(1)
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER 2,521,315(1)
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,521,315(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.7%
12.	TYPE OF REPORTING PERSON PN

(1)

The number of shares beneficially owned includes 703,784 and 19,981 shares of Common Stock purchasable upon the exercise of certain warrants issued on December 23, 2007 to SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P., respectively.

CUSIP No. 641252101	13G/A	Page 6 of 11 Pages

Item 1	(a).	Name of Issuer:

NeurogesX, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

2215 Bridgepointe Parkway, Suite 200 San Mateo, CA 94404

Item 2	(a).	Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of Common Stock of the Issuer beneficially owned by such persons:

(i)     SV Life Sciences Fund IV, L.P. (“SVLS IV LP”) (holding 1,747,925 shares and warrants to purchase 703,784 shares of common stock) and SV Life Sciences Fund IV Strategic Partners, L.P. (“Strategic Partners”) (holding 49,625 shares and warrants to purchase 19,981 shares of common stock), each a Delaware limited partnership (collectively, the “Funds”), direct owners of the shares of Common Stock of the Issuer;

(ii) SV Life Sciences Fund IV (GP), L.P., a Delaware limited partnership (“SVLS IV GP”) and general partner of SVLS IV LP and Strategic Partners; and

(iii) SVLSF IV, LLC, a Delaware limited liability company and general partner of SVLS IV GP.

Each of SVLS IV LP, Strategic Partners, SVLS IV GP and SVLSF IV, LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

c/o SV Life Sciences
60 State Street, Suite 3650
Boston, MA 02109

Item 2	(c).	Citizenship:

SVLS IV LP - Delaware
Strategic Partners - Delaware
SVLS IV GP - Delaware
SVLSF IV, LLC - Delaware

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2	(e).	CUSIP Number:

641252101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution: .

CUSIP No. 641252101	13G/A	Page 7 of 11 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

For each of SVLS IV LP, Strategic Partners, SVLS IV GP and SVLSF IV, LLC:

(a) Amount beneficially owned: 2,521,315 shares of Common Stock

(b) Percent of class: 13.7%

(c) Number of shares as to which such person has:

(i) Shared power to vote or to direct the vote: —0—

(ii) Sole power to vote or to direct the vote: 2,521,315

(iii) Shared power to dispose or to direct the disposition of: —0—

(iv) Sole power to dispose or to direct the disposition of: 2,521,315

The foregoing percentages are calculated based on the 17,644,035 shares of Common Stock of the Issuer outstanding as of October 31, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

The foregoing number of shares includes 703,784 and 19,981 shares of Common Stock purchasable upon the exercise of certain warrants issued on December 23, 2007 to SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P., respectively.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Items 2(a) and 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 641252101	13G/A	Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010

SVLSF IV, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV (GP), L.P.
By:	SVLSF IV LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV, L.P.
By:	SV Life Sciences Fund IV (GP), L.P., its General Partner
By:	SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV STRATEGIC PARTNERS, L.P.
By:	SV Life Sciences Fund IV (GP), L.P., its General Partner
By:	SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

CUSIP No. 641252101	13G/A	Page 9 of 11 Pages

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description

1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Forms 3, 4, 5 and Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of NeurogesX, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms 3, 4, 5 and Schedules 13D and 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 11, 2010.

SVLSF IV, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV (GP), L.P.
By:	SVLSF IV LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV, L.P.
By:	SV Life Sciences Fund IV (GP), L.P., its General Partner
By:	SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV STRATEGIC PARTNERS, L.P.
By:	SV Life Sciences Fund IV (GP), L.P., its General Partner
By:	SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member